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WASHINGTON, D.C.

December 9, 2003



BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03045204

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a traffic report for November 2003, dated December 8, 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
DEC 2 2 2003
THOMSON FINANCIAL

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/248981.17

82-5050

Information


AIR FRANCE

Traffic

Roissy, 8 December 2003

■ NOVEMBER 2003 TRAFFIC

- **Buoyant traffic, up 4.6%**
- **Load factor at 74.5% (up 0.3 points)**



Passenger operations

During November, the first month of the winter schedule, the buoyant traffic (up 4.6%) exceeded the significant capacity growth (up 4.1%), thus sustaining the load factor at the level of 74.5% (up 0.3 points).

- **Long-haul network**

Long-haul activity posted a strong performance with a 4.0% increase in traffic for a 2.6% increase in capacity. The load factor for the long-haul network gained 1.1 points to 79.9%.

- On North American routes, traffic was up by 6.4% for a 4.0% growth in capacity. The load factor gained 1.7 points to 75.4%.
- Latin America remained very buoyant with a 25.9% increase in traffic for a 17.9% growth in capacity. The load factor rose 5.3 points to 83.4%.
- The Asian network returned to growth, with traffic up by 1.8% for a slight drop in capacity of 0.7%. The load factor gained 2 points to reach 83.7% .
- Capacity on the Caribbean/Indian Ocean network was reduced by 1.5%, while traffic dropped 3.8%. The load factor stood at the high level of 83.6% (down 2.0 points).
- On the Africa/Middle East routes, capacity increased by 1.4%, while traffic grew 2.7%. The load factor stood at 73.5% (up 0.9 points).

- **International medium-haul network**

The international medium-haul network posted a 7.0% growth in traffic for a 7.9% increase in capacity. The load factor stood at 57.6% (down 0.5 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Web site: www.airfrance-finance.com



- **Domestic network**

On the domestic network, capacity increased by 8.8% in line with the winter schedule, while traffic grew by 6.2%. The load factor dropped 1.6 points to 64.5%.



Cargo operations

During November, cargo traffic grew by 2.1%. Capacity increased by 5.9% and the load factor stood at 66.7% (down 2.5 points).
Excluding the impact of statistical changes*, capacity increased by 4.7% and the load factor dropped by 1.7 points.

* The implementation of a change in the statistics referential from September has artificially boosted capacity growth and therefore reduced the load factor.

STATISTICS

Passenger operations

November 2003 / November 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**7,846**	**+2.6%**	**6,270**	**+4.0%**	**79.9%**	**+1.1**
Americas	*3,098*	*+7.6%*	*2,406*	*+11.7%*	*77.7%*	*+2.8*
Asia	*1,793*	*-0.7%*	*1,502*	*+1.8%*	*83.7%*	*+2.0*
Africa-Middle East	*1,103*	*+1.4%*	*810*	*+2.7%*	*73.5%*	*+0.9*
Caribbean-Indian Ocean	*1,878*	*-1.5%*	*1,570*	*-3.8%*	*83.6%*	*-2.0*
Group Europe	**1,780**	**+7.9%**	**1,026**	**+7.0%**	**57.6%**	**-0.5**
Air France	*1,553*	*+6.8%*	*899*	*+5.8%*	*57.9%*	*-0.5*
Regional subsidiaries	*226*	*+16.0%*	*127*	*+16.6%*	*55.9%*	*+0.3*
Group domestic	**1,216**	**+8.8%**	**784**	**+6.2%**	**64.5%**	**-1.6**
Air France	*1,025*	*+8.3%*	*684*	*+6.1%*	*66.7%*	*-1.4*
Regional subsidiaries	*191*	*+11.5%*	*100*	*+6.3%*	*52.5%*	*-2.5*
Total Group	**10,841**	**+4.1%**	**8,080**	**+4.6%**	**74.5%**	**+0.3**
Total Air France	*10,424*	*+3.7%*	*7,853*	*+4.4%*	*75.3%*	*+0.5*
Total regional subsidiaries	*417*	*+13.9%*	*227*	*+11.8%*	*54.4%*	*-1.0*

8 months to 30 November 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**64,426**	**+0.7%**	**51,444**	**-0.4%**	**79.9%**	**-0.9**
Americas	*26,993*	*+2.8%*	*22,279*	*+4.3%*	*82.5%*	*+1.2*
Asia	*12,919*	*-9.7%*	*9,986*	*-15.6%*	*77.3%*	*-5.4*
Africa-Middle East	*8,849*	*-6.5%*	*6,604*	*-6.3%*	*74.6%*	*+0.1*
Caribbean-Indian Ocean	*15,934*	*+12.2%*	*12,753*	*+9.8%*	*80.0%*	*-1.8*
Group Europe	**14,738**	**+5.2%**	**9,789**	**+2.7%**	**66.4%**	**-1.7**
Air France	*13,024*	*+5.6%*	*8,689*	*+2.6%*	*66.7%*	*-2.0*
Regional subsidiaries	*1,715*	*+2.6%*	*1,100*	*+3.3%*	*64.2%*	*+0.4*
Group domestic	**10,096**	**-1.2%**	**6,793**	**+1.6%**	**67.3%**	**+1.9**
Air France	*8,610*	*-1.4%*	*5,937*	*+2.4%*	*69.0%*	*+2.6*
Regional subsidiaries	*1,486*	*0.0%*	*856*	*-3.0%*	*57.6%*	*-1.8*
Total Group	**89,261**	**+1.2%**	**68,026**	**+0.2%**	**76.2%**	**-0.8**
Total Air France	*86,060*	*+1.2%*	*66,070*	*+0.2%*	*76.8%*	*-0.8*
Total regional subsidiaries	*3,201*	*+1.4%*	*1,956*	*+0.4%*	*61.1%*	*-0.6*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
November 2003 / November 2002	768	+5.9%	512	+2.1%	66.7%	-2.5
8 months to 30 November 2003	5,678	-0.3%	3,628	-1.9%	63.9%	-1.0

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Web site: www.airfrance-finance.com